

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Mr. Donald H. Wilson
President and Chief Executive Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, Illinois 60137

Re: **Community Financial Shares, Inc.**
Registration Statement on Form S-1
Filed August 16, 2013
File No. 333-190679
Annual Report on Form 10-K For the Fiscal Year Ended December 31, 2013
Filed March 29, 2013
File No. 000-51296

Dear Mr. Wilson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 3

1. Revise your summary to provide a specific section that discloses that you are subject to formal agreements with your regulators. In particular, please describe the material terms of each agreement, as well as your performance relative to specific goals, including targeted capital ratios and asset quality measures, as of the end of the last fiscal year and a more recent stub period. This section should also discuss restrictions upon your securities, including dividend restrictions

Overview, page 3

2. Revise this section to provide potential investors with a better understanding of your company's current financial position. In particular, please quantify your history of losses and decrease in book value per share over the past few years, including the credit quality issues you experienced with your real estate loan portfolio.

Recent Developments, page 3

3. Please revise this section to summarize the material changes you have undertaken since entering into the Securities Purchase Agreement in November 2012 including, but not limited to, the following:
   - summarize the material terms of the Securities Purchase Agreement, including the right given to three purchasers(as long as each maintains at least a 2.5% ownership interest in the Company) to each appoint one individual to serve as one of your nine directors and your agreement to appoint one investor, Donald H. Wilson, as director and Chairman;
   - summarize all of the offerings and sales of securities that you have made and are making in the past year including the August 2013 private placement and disclose the status of each and disclose the increase in the aggregate number of shares of common stock outstanding since you entered in to the Securities Purchase Agreement;
   - disclose the effective price per common share paid by investors pursuant to the Securities Purchase Agreement after taking into account the anti-dilution provisions;
   - explain the actions pursuant to the Securities Purchase Agreement including amending your Bylaws without shareholder approval; and
   - disclose recent changes in your corporate governance including replacing the Chairman of the Board and five other members of the Board, replacing the President and CEO, amending your bylaws and changing your state of incorporation from Delaware to Maryland.

Risk Factors, page 4

4. As required by Item 503(c), please revise this section and your future filings to address the following risks relating to corporate governance matters:
   - the risks to investors from over sixty two percent of your voting rights being held by six funds that purchased control of the Company in the Securities Purchase Agreement and that therefore every action submitted for shareholder approval, including the approval of each director and executive officer, is determined by these six funds unless the vote requires more than a simple majority and that persons affiliated with or selected by these six funds serve as members of your board and your executive officers and that their interest may be different from other shareholders;

- the risks to investors that the six funds may take action without seeking the views of other shareholders because the recently amended the bylaws delete the provision that had required that action by consent of shareholders had to be unanimous; and
- the risks that the Board may take action inconsistent with the interests of shareholders that were not subject to the Securities Purchase Agreement because three of the Directors are selected by three purchasers and the Chairman was appointed pursuant to the Agreement.

5. As required by Item 503(c), revise this section and your future filings to address the following risks relating to your sale of preferred stock and offerings of common stock:
   - the risks to investors in common stock that they may not receive dividends because of the large amount of preferred stock outstanding and its preferential rank;
   - the risks that the stock price may drop because 24 million shares that are being offered in this and other offerings relative to the 1,245,267 shares previously in the public markets; and
   - the risks of dilution in terms of voting rights, earnings per share and book value per share from the conversion of preferred stock into common stock or the issuance of additional shares of common stock given your authorization to issue 75 million shares and only 6.2 million are outstanding.

6. Provide an updated risk factor that addresses the fact that you continue to have capital ratios that have failed to meet the minimum capital ratios set by the FDIC and Illinois Department of Financial and Professional Regulation in the Consent Orders. Please highlight that your capital ratios have declined further over the first two quarters of 2013. The risk factor should address the impact of possible regulatory action as well as the impact of any actions that your management, or the board, is planning to take to address the capital shortfall.

Description of Capital Stock, page 9

7. Revise your description of Series C Preferred Stock and description of Series D Preferred Stock to clarify the basis for adjustment in the voting rights and the number of shares including whether there are adjustments if you issue additional shares. Also, provide the disclosure required by Item 202(a)(3) regarding repurchase or redemption.

Selling Security Holders, page 12

8. Please tell us if any of the selling security holders identified in this section, or any participants in the original Security Purchase Agreement, are participating in the private placement disclosed in your August 28, 2013 8-K.

Legal Opinion

9. Revise the opinion to address the fact that the preferred stock must be converted into common stock prior to any resale of the common under this registration statement.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Competition, page 8

10. Please revise your future filings to clarify your relative competitive position within the DuPage County banking market. We note that you appear to have less than a 1% share of the deposits in your home market.

Management's Discussion and Analysis, page 32

11. Community Financial Shares continues to have Tier I capital that is less than the 8% minimum set in you agreements with the FDIC and the Illinois Department of Financial and Professional Regulation. In fact, all your ratios have continued to decline in the first two quarters of 2013. Revise your disclosure in any document that contains a management's discussion and analysis section, beginning with any amendment to this registration statement, to include management's discussion of its plans to address your capital shortfall. Revise your risk factors section to discuss the potential risks to investors if your capital plans are not successful.

Consolidated Statement of Operations, page 45

12. You classified write-downs on foreclosed assets within noninterest income. Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

Form 8-K dated August 15, 2013

13. We note that you filed a Form 8-K disclosing that you have replaced Mr. Hamer as CEO and President with Mr. Wilson. Please amend as follows:
   • disclose the fact that Mr. Hamer, retired, resigned or was terminated from that position; and
   • provide the disclosure required by Item 5.02(c) with regard to Mr. Wilson.

We note that in the Form S-1 Mr. Hamer is listed as a director but did not sign the Form S-1. Please confirm that he still serves as a director or amend the Form 8-K with the appropriate disclosure required by Item 5.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Gustavo A. Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel